SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 3)

1st United Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33740N105

(CUSIP Number)

James J. Lynch Patriot Financial Partners, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104 (215) 399-4650	Copies to: Philip Ross Bevan, Esq. Silver, Freedman, Taff & Tiernan LLP 3299 K Street, N.W., Suite 100 Washington, D.C. 20007 (202) 295-4500

(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 33740N105	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,271,916
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,271,916

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,271,916
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 33740N105	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 219,716
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 219,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 33740N105	13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,491,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,491,632

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,491,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 33740N105	13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,491,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,491,632

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,491,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 33740N105	13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,491,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,491,632

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,491,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 33740N105	13D	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,491,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,491,632

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,491,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 33740N105	13D	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,491,632
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,491,632

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,491,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 33740N105	13D	Page 9 of 14 Pages

Item 1.	Security and Issuer

The initial Schedule 13D, dated September 18, 2009, was filed with the Securities and Exchange Commission on September 25, 2009 with respect to the common stock, $0.01 par value per share (the “Common Stock”), of 1st United Bancorp, Inc., a financial holding company (the “Company” or the “Issuer”), whose principal executive offices are located at One North Federal Highway, Boca Raton, Florida 33432.  Amendment No. 1 to Schedule 13D was filed on February 17, 2010 to report an increase in the beneficial ownership of the common stock by the reporting persons. Amendment No. 2 to Schedule 13D was filed on February 15, 2011 to report a further increase in the beneficial ownership of the common stock by the reporting persons.  This Amendment No. 3 to Schedule 13D is being filed to report a decrease in the beneficial ownership of the common stock by the reporting persons below 5% of the outstanding Common Stock.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by the parties identified below.  All of the filers of this Schedule 13D are collectively referred to as the “Patriot Financial Group.” The Joint Filing Agreement of the members of the Patriot Financial Group is filed as Exhibit 1 to this Schedule 13D.

(a)- (c)   The following are members of the Patriot Financial Group:

•	Patriot Financial Partners, L.P., a Delaware limited partnership (the “Patriot Fund”);

•	Patriot Financial Partners Parallel, L.P., a Delaware limited partnership (the “Patriot Parallel Fund” and together with the Patriot Fund, the “Funds”);

•	Patriot Financial Partners GP, L.P., a Delaware limited partnership and general partner of the Funds (“Patriot GP”);

•	Patriot Financial Partners GP, LLC, a Delaware limited liability company and general partner of Patriot GP (“Patriot LLC”); and

•	W. Kirk Wycoff, Ira M. Lubert and James J. Lynch as general partners of the Funds and Patriot GP and as members of Patriot LLC.

The Funds are private equity funds focused on investing in community banks and financial service-related companies throughout the United States.  The principal business of Patriot GP is to serve as the general partner of and manage the Funds.   The principal business of Patriot LLC is to serve as the general partner of and manage Patriot GP. The principal employment of Messrs. Wycoff, Lubert and Lynch is investment management with each of the Funds, Patriot GP and Patriot LLC.

CUSIP No. 33740N105	13D	Page 10 of 14 Pages

The business address of each member of the Patriot Financial Group is c/o Patriot Financial Partners, L.P., Cira Centre, 2929 Arch Street, 27th Floor, Philadelphia, Pennsylvania 19104.

(d)           During the last five years, no member of the Patriot Financial Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, no member of the Patriot Financial Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each natural person who is a member of the Patriot Financial Group is a citizen of the United States.

Source and Amount of Funds or Other Consideration

In 2009, 2010 and 2011, the Patriot Financial Group purchased an aggregate of 2,294,583 shares of Common Stock and acquired the shares at an aggregate cost of approximately $13.1 million.  The Patriot Fund purchased 1,956,590 shares of Common Stock acquired at a cost of approximately $11.2 million and the Patriot Parallel Fund purchased 337,993 shares of Common Stock acquired at a cost of approximately $1.9 million.  The Funds’ purchases were made with working capital of the Funds through a line of credit in the normal course of business and then paid down from the proceeds from investor capital calls.

On August 5, 2014, August 6, 2014, August 8, 2014 and August 11, 2014, the Patriot Financial Group sold an aggregate of 802,951 shares of Common Stock.  The Patriot Fund sold 684,674 shares of Common Stock and the Patriot Parallel Fund sold 118,277 shares of Common Stock.

As of the date of this Schedule 13D, the Patriot Financial Group beneficially owns an aggregate of 1,491,632 shares of Common Stock.  The Patriot Fund holds 1,271,916 shares of Common Stock and the Patriot Parallel Fund holds 219,716 shares of Common Stock.

Purpose of Transaction

The shares of Common Stock were acquired for investment purposes to profit from the appreciation in the market price of the Common Stock and through the payment of dividends, if any.

While the Patriot Financial Group intends to exercise its rights as a stockholder, no member thereof currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than purchases and sales in the open market in  the  normal  course of  business;  (b) an

CUSIP No. 33740N105	13D	Page 11 of 14 Pages

extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any change in the Company's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The percentages used in this Schedule 13D are based upon 34,496,189 outstanding shares of Common Stock as of July 18, 2014, as reported in the Company’s Form 10-Q filed on July 29, 2014.

 (a) - (b) Patriot Fund possesses shared voting and dispositive power and beneficially owns 1,271,916 shares, or 3.7%, of the outstanding Common Stock.

               Patriot Parallel Fund possesses shared voting and dispositive power and beneficially owns 219,716 shares, or 0.6%, of the outstanding Common Stock.

                      Because (i) Messrs. Wycoff, Lubert and Lynch serve as general partners of the Funds and Patriot GP and as members of Patriot LLC, (ii) Patriot LLC serves as general partner of Patriot GP and (iii) Patriot GP serves as general partner of the Funds, each of Messrs. Wycoff, Lubert and Lynch, Patriot LLC and Patriot GP may be deemed to possess shared voting and dispositive power over the shares of Common Stock held by the Funds or 1,491,632 shares, or 4.3%, of the outstanding Common Stock.

           (c)           Members of the Patriot Financial Group made the following sales of Common Stock in the last 60 days.

CUSIP No. 33740N105	13D	Page 12 of 14 Pages

		Number of
Entity	Date	Shares Sold

Patriot Fund	8/5/2014	255,809
Patriot Parallel Fund	8/5/2014	44,192
Patriot Fund	8/6/2014	2,516
Patriot Parallel Fund	8/6/2014	435
Patriot Fund	8/8/2014	224,004
Patriot Parallel Fund	8/8/2014	38,696
Patriot Fund	8/11/2014	202,345
Patriot Parallel Fund	8/11/2014	34,955

Patriot Fund Total Sales		684,674
Patriot Parallel Fund Total Sales		118,277
Total Aggregate Sales		802,951

(d)	Not applicable.

(e)	On August 11, 2014, the Patriot Financial Group ceased to be the beneficial owner of more than five percent of the Common Stock.

CUSIP No. 33740N105	13D	Page 13 of 14 Pages

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date of this Schedule 13D, none of the Patriot Financial Group is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock except that in February 2014, the Funds obtained a loan in order to fund a distribution to its limited partners and all the publicly traded securities held by the Funds at such time, including the shares of Common Stock, were pledged as collateral for such loan.

Item 7.	Material to Be Filed as Exhibits

1	Joint Filing Agreement

CUSIP No. 33740N105	13D	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:           August 13, 2014

PATRIOT FINANCIAL PARTNERS, L.P.

By:	/s/ James J. Lynch
James J. Lynch, a member of Patriot Financial Partners GP,
LLC, the general partner of Patriot Financial Partners GP,
L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/ James J. Lynch
James J. Lynch, a member of Patriot Financial Partners GP,
LLC, the general partner of Patriot Financial Partners GP,
L.P., the general partner of Patriot Financial Partners
Parallel, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/ James J. Lynch
James J. Lynch, a member of Patriot Financial Partners GP,
LLC., the general partner of Patriot Financial Partners GP,
L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/ James J. Lynch
James J. Lynch, a member

By:	/s/ James J. Lynch
James J. Lynch

By:	/s/Ira M. Lubert
Ira M. Lubert

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff

EXHIBIT INDEX

No.	Exhibit

1	Joint Filing Agreement

EXHIBIT 1

JOINT FILING AGREEMENT

           Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:           August 13, 2014

PATRIOT FINANCIAL PARTNERS, L.P.

By:	/s/ James J. Lynch
James J. Lynch, a member of Patriot Financial Partners GP,
LLC, the general partner of Patriot Financial Partners GP,
L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/ James J. Lynch
James J. Lynch, a member of Patriot Financial Partners GP,
LLC, the general partner of Patriot Financial Partners GP,
L.P., the general partner of Patriot Financial Partners
Parallel, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/ James J. Lynch
James J. Lynch, a member of Patriot Financial Partners GP,
LLC., the general partner of Patriot Financial Partners GP,
L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/ James J. Lynch
James J. Lynch, a member

By:	/s/ James J. Lynch
James J. Lynch

By:	/s/Ira M. Lubert
Ira M. Lubert

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff